SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               AMENDMENT NUMBER 1

                    Under the Securities Exchange Act of 1934

                           BENTLEYCAPITALCORP.COM INC.
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

                                   08265Q 10 5
                                 (CUSIP Number)

                                Edward Alexander
                           BentleyCapitalCorp.com Inc.
                     1150 Marina Village Parkway, Suite 103
                               Alameda, CA  94501
                                 (510) 865-6412
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 21, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               AMENDMENT NUMBER 1
                                       OF
                                  SCHEDULE 13D

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CUSIP  NO.  08265Q 10 5                13D                           Page 2 of 4
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1     NAME  OF  REPORTING  PERSON - I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

              Edward Alexander
--------------------------------------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [_]
           (b)  [_]
--------------------------------------------------------------------------------
     3     SEC  USE  ONLY
--------------------------------------------------------------------------------
     4     SOURCE  OF  FUNDS
                Not Applicable.  This form 13D Amendment Number 1 is being filed to report a disposition.
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [X]
--------------------------------------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                United States
--------------------------------------------------------------------------------
 NUMBER  OF         7    SOLE  VOTING  POWER                8,264,000
  SHARES          --------------------------------------------------------------
BENEFICIALLY        8     SHARED  VOTING  POWER                     0
OWNED BY EACH    ---------------------------------------------------------------
  REPORTING         9     SOLE DISPOSITIVE POWER            8,264,000
PERSON   WITH     --------------------------------------------------------------
                   10     SHARED  DISPOSITIVE  POWER                0
--------------------------------------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                 8,264,000
--------------------------------------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
            SHARES*                                   [_]
--------------------------------------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED BY  AMOUNT  IN  ROW  (11)
                 73.4%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 IN


================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NUMBER 1
                                       OF
                                  SCHEDULE 13D

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CUSIP  NO.  08265Q 10 5                13D                           Page 3 of 4
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ITEM 1. SECURITY AND ISSUER.

The title and class of securities to which this Schedule 13D relates is the shares of common stock, par value $0.0001 per share, of BentleyCapitalCorp.com Inc., a Washington corporation (the "Issuer"). The address of the principal executive office of the Issuer is:

BentleyCapitalCorp.com  Inc.
1150 Marina Village Parkway, Suite 103
Alameda, CA 94501

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  The name of the Reporting Persons is Edward Alexander.

     (b)  Mr. Alexander's principal business address is:

Edward Alexander
c/o BentleyCapitalCorp.com Inc.
1150 Marina Village Parkway, Suite 103
Alameda, CA 94501

     (c)  Mr. Alexander is a Director, President and Secretary of the issuer.

     (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

     (e) On February 25, 2002, in an Administrative Proceeding, the Securities and Exchange Commission issued a Cease and Desist Order finding that Mr. Alexander committed or caused violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder by issuing publicly statements which he knew or was reckless in not knowing were false and misleading at the time they were made, and ordering Mr. Alexander to cease and desist from committing or causing any violation and any future violation of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Mr. Alexander cooperated fully with the SEC in its investigation. Although the contents to the News Release was not actually written by Mr. Alexander, he was held responsible for not personally reviewing and confirming the accuracy of the News Release prior to its dissemination. In the past five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Alexander is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable. This Form 13D Amendment Number 1 is being filed to report a disposition.

                               AMENDMENT NUMBER 1
                                       OF
                                  SCHEDULE 13D

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CUSIP  NO.  08265Q 10 5                13D                           Page 4 of 4
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ITEM 4. PURPOSE OF TRANSACTION.

On August 21, 2003, Mr. Alexander, in a personal transaction, paid off in full a personal debt of his by making an in-kind payment of 486,000 of his shares of the issuer to his creditors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Mr. Alexander owns 8,264,000 shares of common stock of the Issuer, or 73.4% of the issued and outstanding common stock of the Issuer. He has sole power to vote and dispose of the 8,264,000 shares of common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2003

____________________________________
/s/  Edward  Alexander
Edward  Alexander